June 7, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Clampitt, Senior Counsel

Re:          West Bancorporation, Inc.
Form 10-K for fiscal year ended December 31, 2009
File Number 000-49677

Dear Mr. Clampitt:

We are writing in response to the request contained in the Staff’s comment letter dated May 21, 2010, (the “Comment Letter”) with respect to the Form 10-K of West Bancorporation, Inc. (the “Company”), as filed with the SEC on March 12, 2010.

For the convenience of the Staff, we have set forth the comments contained in the Comment Letter along with the responses of the Company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio, page 18

1. We note that your real estate - construction, land and land development loan portfolio totaled $148.5M as of December 31, 2009 which represented about 15% of your total loan portfolio.  We also note that it appears that this portfolio has a relatively high amount of credit risk.  Please tell us and revise future filings to disclose the following information related to loan portfolio with interest reserves, as applicable:

•	Disclose the amount of such loans and the accompanying interest reserves as of each period-end;
•	Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;.
•	Disclose whether you have ever extended, renewed or restructured terms of the related loans. and the reasons for the changes;
•	Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves, and loans that do not have interest reserves; and
•	Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Response:
We do not utilize interest reserves as part of our construction lending activities.  We allow borrowers to fund interest payments directly via the line of credit related to the project, but do not set aside specific cash deposits (bank or borrower funded) to make interest payments during the construction phase.  Our lines of credit would be subject to the loan to value restrictions outlined in Part 365 of the FDIC Rules and Regulations.  The guidelines are provided below.  We monitor construction projects routinely to ensure that funds advanced have been invested in the project being financed, and that our loan to value is being maintained throughout the construction of the project.

Part 365 LTV Guidelines

Loan Category	Loan-to-value limit (percent)
Raw land	65
Land development	75
Construction:
Commercial, multifamily (1), and other nonresidential	80
1 to 4 family residential	85
Improved property	85
Owner-occupied 1 to 4 family and home equity	(1)

(1)  A loan-to-value limit has not been established for permanent mortgage or home equity loans on owner-occupied, 1 to 4 family residential property. However, for any such loan with a loan-to-value ratio that equals or exceeds 90 percent at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral.

Risk Elements, page 21

2. We note your disclosure on page 21 that outstanding loans of $46.727M were placed on nonaccrual during 2009.  We also note your disclosure of the ending balance of nonaccrual loans and the amount of charge-offs recorded during the year related to nonaccrual loans.  Please tell us and revise future Form 10-K filings to provide a tabular roll forward of your nonperforming loans and assets, which include nonaccrual loans, similar to that provided on page 30 of your Form 10-Q for the period ended March 31,2010.

Response:
The following table sets forth the activity within each category of nonperforming assets for the year ended December 31, 2009.

(dollars in thousands)	Nonaccrual	Loans Past Due 90 Days and Still Accruing Interest	Troubled Debt Restructured	Total Nonperforming Loans	Other Real Estate Owned (OREO)	Nonaccrual lnvestment Securities	Total Nonperforming Assets
Balance at beginning of period	$21,367	$92	$7,376	$28,835	$4,352	$2,575	$35,762
Change in fair market value	-	-	-	-	-	(831)	(831)
Additions	39,768	1,150	13,952	54,870	144	183	55,197
Transfers:
Past due to nonaccrual	92	(92)	-	-	-	-	-
Restructured to nonaccrual	7,466	-	(7,466)	-	-	-	-
Nonaccrual to OREO	(26,032)	-	-	(26,032)	26,032	-	-
Upgrade in classification	(253)	-	(211)	(464)	-	-	(464)
Sales	-	-	-	-	(5,095)	(250)	(5,345)
Charge-offs	(16,791)	-	-	(16,791)	-	-	(16,791)
Subsequent writedowns	-	-	-	-	(83)	-	(83)
Other than temporary impairment	-	-	-	-	-	(346)	(346)
Payments	(13,267)	-	(834)	(14,101)	-	(49)	(14,150)
Balance at end of period	$12,350	$1,150	$12,817	$26,317	$25,350	$1,282	$52,949

Future Form 10-K filings will disclose this same level of detail for all categories of nonperforming assets.

3. As a related matter, please revise future filings to present your nonperforming loans included within your nonperforming assets table disaggregated by each loan type.  Please also provide us this information as of March 31, 2010 and December 31, 2009.

Response:
The nonperforming assets table for the requested periods has been updated to include the breakdown by loan category as requested:

(dollars in thousands)	March 31, 2010	December 31, 2009	Change
Nonaccrual loans:
Commercial	$7,125	$9,846	$(2,721)
Real estate:
Construction, land and land development	296	1,399	(1,103)
1-4 family residential	505	863	(358)
Commercial	2,306	214	2,092
Consumer and other loans	1,218	28	1,190
Total nonaccrual loans	11,450	12,350	(900)
Loans past due 90 days and still accruing interest:
Commercial	-	-	-
Real estate:
Construction, land and land development	-	-	-
1-4 family residential	169	-	169
Commercial	-	-	-
Consumer and other loans	4	1,150	(1,146)
Total past due 90 days and still accruing interest	173	1,150	(977)
Troubled debt restructured loans:
Commercial	6,271	6,168	103
Real estate:
Construction, land and land development	81	84	(3)
1-4 family residential	667	523	144
Commercial	9,375	6,024	3,351
Consumer and other loans	160	18	142
Total troubled debt restructured loans	16,554	12,817	3,737
Total nonperforming loans	28,177	26,317	1,860
Other real estate owned	26,974	25,350	1,624
Nonaccrual investment securities	1,310	1,282	28
Total nonperforming assets	$56,461	$52,949	$3,512

Nonperforming loans to total loans	2.84%	2.58%	0.26%
Nonperforming assets to total assets	3.34%	3.36%	-0.02%

Future filings will contain this same level of detail for nonperforming assets.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization and Nature of Business and Summary of Significant Accounting Policies, Loans, page 43

4. We note your disclosure that a loan is classified as restructured when the interest rate is materially reduced or the term is extended beyond the original maturity date because of the inability of the borrower to service the loan at market terms.  We also note that restructured loans have increased from $12.8M as of December 31, 2009 to $16.6M as of March 31, 2010.  We also note disclosure in Exhibit 99.2 of your Form 8-K filed on April 30, 2010 that you are currently earning interest on these restructured loans and that 90% are current less than 30 days past due.  Please address the following:

•	Clearly label these restructurings as troubled-debt restructurings (TDRs) pursuant to ASC 310-40;

Response:
We will label these restructurings as troubled-debt restructurings in all future reports.

•
Tell us whether at the time the loan is restructured you continue to accrue interest.  If so, tell us all of the factors you consider in making this determination so as to be reasonably assured of repayment and performance according to the modified terms;

Response:
To this point in time we have continued to accrue interest on loans that are restructured.  The terms of the restructuring are based on a cash flow analysis of the customer.  The terms of the restructuring are set so that the probability of the borrower meeting those terms is high.  Subsequent to restructuring, we monitor troubled-debt restructurings in the same manner as performing loans.  Should payments be late or missed, or other factors come to our attention that may indicate the borrower will not be able to perform on the restructured contractual terms; the loan would be placed on nonaccrual status in accordance with our policy.

•
For your restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;

Response:
The payment history of the customer along with a current analysis of its cash flow is used to determine the restructured terms.  Underwriting procedures are similar to those of new loan originations and renewals of performing loans in that current financial statements and tax returns are obtained and analyzed.  A current assessment of collateral is performed.  The approval process for restructured loans is the same as that of performing loans.  We will add this explanation to future Form 10-K filings.

•
For your restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan.  If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured;

Response:
The current restructured loans have had no portion of the loan charged off.  A table later in this letter shows the break down of TDRs between those due to extension of term and those due to rate reduction.  The vast majority of TDRs are due to term extension.  There is one TDR as a result of rate reduction for $4,152,000.  This loan is collateral dependent with a loan-to-value based on a recent appraisal of approximately 79%.  We will add this explanation to future Form 10-K filings.

•
Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms.  Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status;

Response:
We place restructured loans on accrual status at the time of restructuring.  The terms of the restructuring are predicated on data that indicate the borrower is capable of making payments based on the new terms.  If a loan has been placed on nonaccrual status at some point during its life, the loan may generally be returned to an accrual status after six months of payment performance.  We will add this explanation to future Form 10-K filings.

•
Quantify the types of concessions made (i.e. reduction in interest rate, extensions of the loan's maturity, or other actions) distinguishing between each loan product along with a discussion of your success with these different types of concessions.

Response:
The following table summarizes all loans designated as TDRs as of March 31, 2010, along with the concession made.

	Number	Amount
(dollars in thousands)	of Loans	Outstanding
Concessions made:
Lengthened amortization:
Commercial	11	$6,246
Real estate:
Construction, land and land development	1	81
1-4 family residential	3	667
Commercial	2	5,223
Consumer and other loans	2	160
	19	12,377
Reduced interest rate:
Commercial	2	25
Real estate:
Construction, land and land development	-	-
1-4 family residential	-	-
Commercial	1	4,152
Consumer and other loans	-	-
	3	4,177
Total	22	$16,554

Lengthening the amortization period to lessen the strain on cash flow to service debt has been our preferred method of restructuring debt.  This has improved our likelihood of repayment while maintaining loan yields.  We have been successful in affecting repayment under modified terms for loans that we have designated as TDRs.  All TDRs as of March 31, 2010, are performing and remain on accrual status.  The vast majority of the debt is less than 30 days past due, consistent with Exhibit 99.2 of our Form 8-K filed on April 30, 2010.  We have not charged off losses on any of the above loans.  For the commercial real estate loan where the interest rate was reduced, the loan is collateral dependent and based on a recent appraisal has a loan-to-value of approximately 79%.

Note 3. Securities, page 48

5. We note your disclosure on page 50 that during 2009 you recognized $2.267M in other-than-temporary impairment relating to five single-issuer trust preferred securities, four of which were subsequently sold.  We also note disclosure on page 8 that you liquidated these securities during the second half of 2009 in order to reduce credit risk in your portfolio.  As a result, please compare and contrast how you determined which securities to sell as compared to the pooled trust preferred security with a fair value and unrealized loss of $1.136M and $3.475M as of December 31, 2009, respectively, and the other two single-issuer trust preferred securities that you decided to retain.

Response:
The four trust preferred securities that were sold were issued by IBC Capital, Irwin Financial, Capitol Bancorp and Old Second Bancorp, Inc.  Old Second was sold only to reduce our exposure to that issue.  We sold 50 percent of our holdings in that issue.  The IBC issue was sold because the company was reporting losses and is located in Michigan, a state that is more distressed than most of the other states.  The other two companies were extremely distressed.  Irwin Financial had entered into agreements with their regulators.  Capitol Bancorp had been selling off subsidiary banks.

Except for Old Second, we sold the other trust preferred issues because, in our opinion, there was rapid deterioration in their condition and we saw no reasonable probability of improvement.  We sold them so we could get something, rather than waiting and potentially getting nothing.

Our analysis of the pooled trust preferred security shows we should receive a significant portion of our investment if we hold it to maturity.  We certainly believe it is other than temporarily impaired and have accounted for it accordingly, but we do not believe it is a prudent business decision to realize a $3.5 million loss when the current analysis indicates we should get a significant portion of our money back.

We decided to keep the other two single issue trust preferred securities (Old Second Bancorp., Inc. and Heartland Financial USA, Inc.) because our analysis indicates those two companies are viable entities that should survive the current environment and return to normalized profitability levels.

6. We note your disclosure that as a result of the adoption of a new accounting pronouncement (ASC 320-10-35) you recorded a cumulative effect adjustment to increase beginning retained earnings by $2.622M, which represents 100% of the other-than-temporary impairment recorded during quarter ended December 31, 2008 related to a pooled trust preferred security.  Please tell us in detail how you determined that the entire amount of other-than-temporary impairment was not credit-related.  Additionally, please tell us if there were any differences in the assumptions/inputs used in the cash flow analysis for your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash f1ows as of December 31, 2008, which is prior to your adoption of the provisions of ASC 320-10-65.  If there were differences, please identify them, explain why you believe the differences were appropriate and identify any accounting guidance that supports your position.

Response:
At December 31, 2008, this issue was rated A- by Fitch and Baa1 by Moody’s.  In addition, it was projected that we would receive 100 percent of the principal amount by maturity.  This resulted in no credit related impairment, and the analysis used macro level default rates.  We hired Red Pine Advisors LLC in 2009 to assist us in a more detailed analysis.  This analysis used bank level default assumptions, and we believe it is a more sophisticated model.  The initial Red Pine analysis had similar results to our December 31, 2008 analysis.  At June 30, 2009, the ratings had dropped to CC by Fitch and Ca by Moody’s, and it was projected we would receive 69 percent of the principal amount by maturity.  In the ensuing six months, there were more defaults and deferrals.

The primary difference between the two analyses was the level of analysis of the default assumptions.  The change in results was due to the additional defaults and deferrals that took place in the interim period.

7. We note that as of December 31, 2009, you had three trust preferred securities with current unrealized losses that have existed for longer than one year.  Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure.  Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral.  Please also clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.  Additionally, please provide us with this information as of March 31, 2010 and December 31, 2009.

Response:

As of December 31, 2009:
	Single-issuer or Pooled	Class	Book Value	Fair Value	Unrealized Gain/(Loss)	Credit Rating (1)	Number of Entities Currently Performing (2)	Actual Deferrals and Defaults (3)	Expected Deferrals and Defaults (4)	Excess Subordination (4)
ALESCO Preferred Funding X, Ltd.	Pooled	C-2	4,590,621	1,136,016	(3,454,605)	Ca	58	18.2%	19.6%	0.0%
Heartland Financial Statutory Trust VII 144A	Single	n/a	1,710,250	593,800	(1,116,450)	NR	n/a	n/a	n/a	n/a
Old Second Capital Trust I	Single	n/a	625,000	336,875	(288,125)	NR	n/a	n/a	n/a	n/a

As of March 31, 2010:
	Single-issuer or Pooled	Class	Book Value	Fair Value	Unrealized Gain/(Loss)	Credit Rating (1)	Number of Entities Currently Performing (2)	Actual Deferrals and Defaults (3)	Expected Deferrals and Defaults (4)	Excess Subordination (4)
ALESCO Preferred Funding X, Ltd.	Pooled	C-2	4,590,621	1,154,639	(3,435,982)	Ca	56	18.2%	19.1%	0.0%
Heartland Financial Statutory Trust VII 144A	Single	n/a	1,712,830	588,000	(1,124,830)	NR	n/a	n/a	n/a	n/a
Old Second Capital Trust I	Single	n/a	625,000	456,250	(168,750)	NR	n/a	n/a	n/a	n/a

(1)	lowest rating assigned
(2)	issue originally included 58 banks and 19 insurance companies
(3)	as a percentage of the original collateral
(4)	as a percentage of the remaining performing collateral

Excess subordination represents the additional defaults in excess of both current and projected defaults that the pool can absorb before the bond experiences any credit impairment.  There is no excess collateral to absorb any future defaults.  With the excess subordination at 0%, this means any additional deferrals or defaults will have a negative impact on the value of this security.

8. We note disclosure that you engaged an independent consulting firm to assist in the valuation of your pooled trust preferred security as of December 31, 2009.  Please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009.  In your response, please address your consideration of the following:

•	Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

Response:
The methodology for determining the appropriate discount rate for a trust preferred security (“TPS”) for purposes of determining fair value combines an evaluation of current market yields for comparable corporate and structured credit products with an evaluation of the risks associated with the TPS cash flows in question.  More specifically, the market-based yield indicators are used as a baseline for determining appropriate discount rates, and then the resulting discount rates are adjusted on the basis of credit and structural analysis of specific TPS instruments.  The primary focus is on the returns a fixed income investor would require in order to allocate capital on a risk adjusted basis.  Due to the fact that there is currently no active market for TPS’s, however, the focus is on market yields for stand-alone TPS’s issued by banks, thrifts and insurance companies, and for which there is an active and liquid market.  A series of adjustments are made to reflect the differences that nevertheless exist between these products (both credit and structural) and, most importantly, to reflect idiosyncratic credit performance differences (both actual and projected) between these products and the underlying collateral in the specific TPS’s being valued.  Importantly, as part of the analysis described above, the consulting firm considers the fact that structured instruments frequently exhibit leverage not present in stand-alone instruments, and make adjustments as necessary to reflect this additional risk.  As a result of this analysis and due to the fixed rate nature of the instrument’s contractual interest cash flows, we used a discount rate of LIBOR + 13% (a lifetime average all-in average discount rate of approximately 17%) for determination of fair value.  For purposes of determining any credit loss, projected cash flows were discounted at the original purchased yield of 6.33% through March 2011 and then Libor plus 1.25% thereafter.

•	Deferrals and defaults:
a. Please tell us in detail how you develop your estimate of future deferrals and defaults.
b. Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

c.   Tell us and disclose in future filings your recover rate assumption and how you determine it.  Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals.

Response:
The consulting firm first evaluates the credit quality of each underlying issuer within the TPS by reviewing a comprehensive database of financial information and/or publicly-filed financial statements.  On the basis of this information and a review of historical industry default data and current and near-term operating conditions, default and recovery probabilities for each underlying issuer within the asset were estimated.  For issuers who had already defaulted, no recovery was assumed.  For deferring issuers, an assumption was made that the majority of deferring issuers will continue to defer and will eventually default.  Each deferring issuer is reviewed on a case-by-case basis and, in some instances; a probability is assigned that the deferral will ultimately be cured.  The issuer-specific assumptions are then aggregated into cumulative weighted-average default, recovery, and prepayment probabilities.  In light of generally weakening collateral credit performance and a challenging U.S. credit and real estate environment, the assumptions generally imply a larger amount of issuer defaults during the next three years than that which had been experienced historically and a gradual leveling off of defaults thereafter.  Management reviews the consulting firm’s report for reasonableness and concurrence.  We will add this explanation to future Form 10-K filings.

•
Prepayment rate: Tell us how you determined no prepayments of the underlying debt is a reasonable assumption.  Otherwise, please provide us with a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

Response:
The collateral prepayment assumptions were affected by the consulting firm’s view that the terms and pricing of trust preferred securities and subordinate debt issued by banks and insurance companies were so aggressive that it is unlikely that such financing will become available in the foreseeable future.  Therefore, we assume that no collateral will prepay over the life of the TPS.

9. For your two single-issuer trust preferred securities for which you disclose on page 50 that the unrealized losses are due to reduced demand along with interest rate fluctuations and illiquid markets, not estimated cash flows, please provide us a detailed description of the other-than-temporary impairment analysis you performed as of March 31, 2010 and December 31, 2009.  Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

Response:
The two single-issuer trust preferred securities that we disclosed on page 50 were issued by Heartland Financial USA, Inc. (“Heartland”) and Old Second Bancorp, Inc. (“Old Second”).

Both companies are publicly traded.  We review financial information filed by the companies as well as read the research reports published by various investment banking firms.  The financial information we focus on are the following: capital ratios, profitability, dividend payments, and asset quality.  In addition, we read the research reports and note the rating placed on the company by the analyst (i.e.: outperform, neutral, underperform).

The more significant factors in our opinion are the capital ratios, dividend payments, and the analyst’s rating coupled with the absolute stock price and the stock price compared to tangible book value.  What we are trying to discern is the ability of the company to continue in business.  We believe if the company is well-capitalized, it is not in eminent danger of failing.  If the dividends on common stock are still being paid, that is an indication regulators have not imposed sanctions.  Generally speaking, common dividends are the first to be eliminated, followed by dividends on subordinate classes of stock and debt.  Then, if the analyst has a sell rating, the common stock is in the low single digits and the stock price as a percentage of tangible book value is less than 50%, this is an indication the viability of the company is not strong.  In addition, we review credit quality related measures such as net charged-off loans, the “Texas” ratio, and the allowance as a percentage of total loans.

	Heartland		Old Second
	12/31/2009	3/31/2010	12/31/2009	3/31/2010
Stock price	$14.13	$18.52	$5.79	$6.05
Tangible book value	$12.52	$12.55	$9.23	$8.04
Dividend per share	$0.40	$0.40	$0.04	$0.04
Analyst rating	Neutral	Neutral	Neutral	Neutral
Texas ratio	44%	43%	126%	136%
Allowance as a % of loans	1.80%	1.96%	3.08%	3.40%
TARP funds	$82 mil	$82 mil	$73 mil	$73 mil
Total risk-weighted capital ratio	15.20%	15.25%	13.26%	12.93%
Tier 1 leverage capital ratio	9.64%	9.74%	8.48%	7.88%

Heartland is headquartered in Dubuque, Iowa.  We know the executives at this company.  We occasionally buy and sell loan participations with the lead bank of this company.  We review their SEC filings as well as the research reports written by various investment banking firms.  This company is well-capitalized according to banking regulations.  It had a loss in the fourth quarter of 2009 due to a goodwill impairment charge, but remained profitable for the year.  Analyst’s projections show continued profitability at increasing levels.  It continues to pay a dividend on its common stock.

Old Second is headquartered in Aurora, Illinois, a western suburb of Chicago.  This company recorded a loss for 2009 due to credit losses.  It is well-capitalized according to banking regulations and is still paying a dividend on its common stock.  It is projected to have a small loss in 2010.  Recently, the company filed a shelf registration in anticipation of raising new capital.  If new capital is raised, it should strengthen our trust preferred security and indicate the market believes in the long-term viability of the company

Note 16. Fair Value Measurements, page 62

10. We note disclosure on page 64 that for collateral-dependent impaired loans fair value is determined based on appraisals by qualified licensed appraisers.  We also note that appraised and reported values may be discounted based on historical knowledge, changes in market conditions from the time of valuation, and/or your expertise and knowledge of the client and their business.  As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

•
The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

•
The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses using this process;

•	In more detail the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•
How you account for any partially charged-off loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain nonperforming status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

•
In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Response:
Impaired loans totaled approximately $41,554M as of December 31, 2010.  Of this total, $6,461M (16%) was not real estate collateral-dependent.  Additionally, $1,641M (20%) of impaired loans were real estate collateral-dependent, but were not supported by an appraisal less than 12 months old.  The remaining $21,710M (64%) of impaired loans are real estate collateral-dependent loans and supported by current (less than 12 months old) appraised values of qualified licensed appraisers.

We generally order reappraisals at any point in the lending relationship when we believe a loan may be impaired.  There have been no significant time lapses during this process.  If it is determined we have a collateral shortfall as a result of this reappraisal, we either establish a specific reserve against the loan or realize a partial charge-off to recognize our collateral deficiency.  These entries are made no less frequently than quarterly.  In the event the process for establishing a revised value for real estate collateral bridges two separate reporting periods, a specific reserve may be made against the loan to reflect management’s best estimate of the collateral deficiency.  This reserve is based on the appraisal on file, with adjustments made based on management’s familiarity with current market conditions.

We monitor all Watch List assets monthly for deterioration and to determine when we are becoming increasingly collateral dependent for repayment of the debt.  Through this process, we determine whether or not a reappraisal is prudent to establish a revised collateral value and determine the amount of any impairment to the loan.  If a reappraisal is not justified as a result of this process, we rely on the existing appraised value, less any adjustments we determine to be appropriate based on changes in market conditions, our knowledge of the market, and information obtained from realtors and brokers.

The only instance where we may not recognize a charge off or specific reserve based on the fair value of the collateral is when the book value of the loan exceeded the fair value of the underlying collateral by an immaterial amount.   Specific reserves are not established for any loan that is adequately supported by the fair value of the underlying collateral, particularly if repayment performance on the debt is within the terms of the original loan agreement.

Partial charge offs result almost exclusively from current appraised values not adequately supporting the book value of the loan.  The charged-off portion of a loan is not returned to a performing loan and payments, if received, are recorded as recoveries to the Allowance for Loan Losses, only after the remaining book value of the loan has been entirely collected.

Item 11. Executive Compensation
Compensation Committee Report, page 9

11. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:
We believe the Proxy Statement Compensation Committee Report on pages 9 and 10 and the section on page 7 titled, Board’s Role in Risk Oversight, meet the Regulation S-K, Item 402(s) requirements to provide a narrative disclosure of compensation policies and practices as they relate to the registrant’s risk management.  Specifically, the Compensation Committee certifications required by the Emergency Economic Stabilization Act of 2008, as amended, all discuss compensation policies and the interaction with risk management.  In addition, the first paragraph on page 10 includes a narrative discussion of Senior Executive Officer (“SEO”) and non-SEO compensation plans as follows:

…The Compensation Committee does not believe that the SEO compensation plans have in any material way encouraged any officer to take unnecessary or excessive risks that threaten the value of the Company.  The Company's compensation plan for non-SEO employees consists of salary, potential performance bonus, a holiday bonus of two percent of salary, and standard benefits, including 401(k) match and a contingent profit sharing plan contribution.  The Compensation Committee does not believe that the non-SEO compensation plans create any material unnecessary risk for the Company or encourage the manipulation of reported earnings to enhance the compensation of any employee.

Page 7 of the Proxy Statement includes additional discussion of this issue in the following paragraph, under the heading Board’s Role in Risk Oversight:

The Compensation Committee is charged in its charter with at least annually reviewing all compensation policies, practices, and plans of the Company to determine whether they encourage excessive risk-taking or pose any other threat to the safety and soundness of the Company or its subsidiaries or are otherwise inconsistent with the shareholders' long term best interests.  The Committee meets at least every six months with senior officers to discuss any unnecessary or excessive risks posed by the compensation programs.

Summary Compensation Table, page 16

12. We note that you have provided disclosures for only one named executive officer (Mr. Winterbottom) that may be considered a covered person in accordance with Item 402(a)(3)(iii) rather than three such individuals as the rule requires.  Please revise your Form 1O-K to satisfy the requirements of Item 402(a)(3)(iii).

Response:
Concerning Item 12, the Company provided information in the Summary Compensation Table for all persons who meet the definition of “executive officer” as defined in Rule 3b-7.  The Company has only three “executive officers”, and there were no other persons employed by either of the Company’s subsidiaries during 2009 who had any policy making role for the Company.  Therefore, we believe Item 402(a)(3)(iii) does not apply to the Company.  Please advise us whether you agree with our conclusion.

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at 515-222-2309.

Sincerely,

/s/ Douglas R. Gulling
Douglas R. Gulling
Executive Vice President and Chief Financial Officer
West Bancorporation, Inc.